VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

November 28, 2018	Jaclyn L. Cohen +1 (212) 310-8891 jackie.cohen@weil.com

Christine Westbrook
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:          Avista Healthcare Public Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed November 19, 2018
File No. 333-227090

Dear Ms. Westbrook:

On behalf of Avista Healthcare Public Acquisition Corp. (“AHPAC” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 27, 2018 (“Comment Letter 4”) with regard to Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-227090) filed by the Company on November 19, 2018 (“Amendment No. 3”).  The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 3.

Set forth below in bold are the comments contained in Comment Letter 4 pertaining to Amendment No. 3.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.

The Company is concurrently providing to the Commission Amendment No. 4 to the Registration Statement, as filed on EDGAR on the date hereof ( “Amendment No. 4”). We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 4 in paper format, marked to show changes from the Registration Statement.

Amendment No. 3 to the Registration Statement on Form S-4 filed November 19, 2018
Cover page

Material Tax Considerations, page 115

1. We note the disclosure that Weil, Gotshal & Manges LLP’s opinion is that the domestication “should” qualify as a reorganization within the meaning of Section 368(a)(1)(F). Additionally, we note the lack of authority directly addressing the domestication. Please expand the discussion to further explain the facts or circumstances resulting in this uncertainty. For example, does the business combination raise any doubts that the domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F)? Refer to Staff Legal Bulletin No. 19 Section III.C.4.

The Company has revised the disclosure on page 115 of Amendment No. 4 as requested.

2. Please revise your disclosure regarding the material Cayman Islands tax considerations to provide the opinion as to the “material” Cayman Islands income tax consequences, rather than “a general summary” of “certain” consequences. Please refer to Staff Legal Bulletin No. 19 Section III.C.1.

The Company has revised the disclosure on page 115 of Amendment No. 4 as requested.

Exhibits

3. Please file a revised tax opinion from Cayman Islands counsel that states the relevant disclosure in the registration statement constitutes the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Additionally, please file the signed opinion of counsel regarding the tax consequences of the domestication.

The Company has revised the exhibits of Amendment No. 4 as requested.

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If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen

cc:                                Benjamin Silbert

General Counsel and Corporate Secretary

Avista Healthcare Public Acquisition Corp.

Michael Aiello

Weil, Gotshal & Manges LLP